YAPPN CORP.

1001 Avenue of the Americas, 11th Floor

New York, NY 10018

888-859-4441

January 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Yappn Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 21, 2016
File No. 333-213947

Ladies and Gentlemen:

The Company received your letter of December 5, 2016 and responds as follows:

Business History, page 29

1. We note your response to Comment 2 and the new risk factor on page 12. In connection with the Ortsbo transaction, you issued a total of 12,998,682 shares, with 1.5 million shares issued to Ortsbo Inc. and 11,498,682 shares issued to an unidentified third party. You also disclose, on page F-27, that, of the remaining Ortsbo-transaction share issuance, 17,687,500 shares will be issued, not to Ortsbo Inc., but to Winterberry Investments Inc. and 1,300,818 shares to a former holder of Ortsbo Inc.’s stock. As Ortsbo Inc. will not receive any more shares, please revise the new risk factor on page 12 to discuss the change of control that would occur upon the issuance to Winterberry Investments Inc. If no change of control would occur, please remove the change-of-control discussion in the new risk factor on page 12.

We have noted your comment and revised the filing to clarify the risk factor.

Business History, page 29

2. Though we note your response to Comment 3, it does not appear that you have revised your disclosure accordingly. Please do so, or tell us where the referenced revision discussing the timeline was made. We note that the remaining 18,988,318 shares will be issued, not to Ortsbo Inc., but to Winterberry Investments Inc. and to an individual.

We have noted your comment and revised the filing discuss the timeline and obligations. Please be aware, as disclosed, that the final determination as to the timing of the issuance of the shares of common stock is to be made by the prospective recipients. The shares of common stock have been reserved and included as reserved common stock in the financial statements.

Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 39

3. We note your response to Comment 6. The information required by Item 3.02 of Form 8-K is generally required to be filed within four business days after the sale of equity securities in a transaction that is not registered under the Securities Act. It does not appear that you included the information required by Item 3.02 of Form 8-K in the Form 8-K filed on July 16, 2015 that you reference in your response. Additionally, information required by Form 8-K may be disclosed in a periodic report in lieu of a Form 8-K only if the periodic report is filed within four business days of the triggering event. Refer to Exchange Act Form 8-K Compliance & Disclosure Question 101.01. Please confirm your understanding of your Item 3.02 Form 8-K filing obligations or tell us why you do not believe you were required to file an Item 3.02 Form 8-K.

We have noted your comment and understand our filing obligations under Item 3.02 of the Current Report on Form 8-K. The Company will file a Form 8-K/A, Item 302 once all the underlying shares to the transactions, which have been reserved but not issued, have been issued, and such disclosure will be made pursuant to Item 7.01 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 59

4. We note your response to Comment 7. Item 404(a)(1) of Regulation S-K requires the name of the related person to be disclosed; please update this section accordingly.

We have noted your comment and revised the filing to comply with Item 404(a)(1) of Regulation S-K.

5. Page 63 indicates that you have an obligation to issue 17,687,500 shares to Winterberry Investments Inc., which is controlled by one of your directors, David Berry. Please disclose that obligation in this section.

We have noted your comment and revised the filing to disclose that obligation.

6. In this section, please disclose the July 6, 2015 Asset Purchase Agreement between you, Ortsbo Inc., Intertainment Media Inc., and Winterberry Investments Inc.

We have noted your comment and revised the filing to disclose the Asset Purchase Agreement transaction.

7. In this section, please disclose, if applicable, the identity of the party who received the 11,498,682 shares you issued in connection with the Ortsbo transaction. Based on the Asset Purchase Agreement, it appears that Intertainment Media Inc. is that party.

We have noted your comment and revised the filing to disclose that 12,998,682 shares were issued comprising 8,312,500 to Ortsbo and 4,686,182 to the former debt and minority shareholders of Ortsbo, Inc.

The Company hereby acknowledges:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Edward P. Karthaus
Edward P. Karthaus
Chief Executive Officer